UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]     Merger

[ ]     Liquidation

[ ]     Abandonment of Registration
        (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]     Election of status as a Business Development Company

        (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Safeco Resource Series Trust comprised of:
                           Safeco Bond Portfolio
                           Safeco Core Equity Portfolio
                           Safeco Growth Opportunities Portfolio
                           Safeco Money Market Portfolio
                           Safeco Multi-Cap Core Portfolio
                           Safeco Small-Cap Value Portfolio

3. Securities and Exchange Commission File No.: 811-04717

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]      Initial Application     [X]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            Safeco Mutual Funds
            4854 154th PL NE
            Redmond, WA  98052

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Jacqueline M. Veneziani, Counsel
            Symetra Life Insurance Company
            4854 154th PL NE
            Redmond, WA  98052
            425.376.5026

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

            Symetra Securities, Inc. (formerly Safeco Securities, Inc.) 4854 154th PL NE
            Redmond, WA  98052
            1-800-574-0233

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[X]     Management company;

[ ]     Unit investment trust; or

[ ]     Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[X]     Open-end                [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment Adviser from August 2, 2004 to present:

           Pioneer Investment Management, Inc.
           60 State Street
           Boston, Massachusetts 02109-1820

Investment Adviser for five years prior to August 2, 2004:

           Symetra Asset Management Company
            (formerly Safeco Asset Management Company)
           Two Union Square
           601 Union Street
           25th Floor
           Seattle, WA 98101

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

           Symetra Securities, Inc. (formerly Safeco Securities, Inc.) 4854 154th PL NE
           Redmond, WA  98052

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
 [X]  Yes                []  No
If Yes, for each UIT state:

---------------------------------------- ------------ ------------------------------------------------------
Name                                     File Number  Business Address
---------------------------------------- ------------ ------------------------------------------------------

American General Life Insurance          811-08561    American General Life Insurance Company
Company Separate Account VL-R                         2727 Allen Parkway
                                                      Houston, Texas 77019
---------------------------------------- ------------ ------------------------------------------------------

American General Life Insurance          811-02441    American General Life Insurance Company
Company Separate Account D                            2727 Allen Parkway
                                                      Houston, Texas 77019
---------------------------------------- ------------ ------------------------------------------------------

American Separate Account 5              811-10409    American Life Insurance Company of New York
                                                      300 Distillery Commons
                                                      Louisville, KY 40206
---------------------------------------- ------------ ------------------------------------------------------

AUL American Individual Variable         811-09193    American United Life Insurance Company
Annuity Trust                                         One American Square
                                                      Indianapolis, IN 46282
---------------------------------------- ------------ ------------------------------------------------------

AUL American Individual Variable Life    811-08311    American United Life Insurance Company
Trust                                                 One American Square
                                                      Indianapolis, IN 46282
---------------------------------------- ------------ ------------------------------------------------------

AUL American Unit Trust                  811-05929    American United Life Insurance Company
                                                      One American Square
                                                      Indianapolis, IN 46282
---------------------------------------- ------------ ------------------------------------------------------

First Great-West Life & Annuity          811-08183    First Great-West Life & Annuity Insurance Company
Insurance Company                                     8515 East Orchard Rd.
Variable Annuity-1 Series Account                     Englewood, CO 80111
---------------------------------------- ------------ ------------------------------------------------------

First Symetra Separate Account S         811-07949    First Symetra National Life Insurance Company of New
                                                      York
                                                      1 Liberty Plaza, 18th Floor
                                                      New York, NY 10006
---------------------------------------- ------------ ------------------------------------------------------

Variable Account D of Fortis Benefits    811-05439    Fortis Benefit Insurance Company
Insurance Company                                     576 Bielenberg Drive
                                                      Woodbury, MN 55125
---------------------------------------- ------------ ------------------------------------------------------

ILICO SEPARATE ACCOUNT 1                 811-08964    Indianapolis Life Insurance Company
                                                      555 South Kansas Avenue
                                                      Topeka, Kansas 66603
---------------------------------------- ------------ ------------------------------------------------------

Nationwide Variable Account II           811-03330    Nationwide Financial
                                                      One Nationwide Plaza
                                                      Columbus, Ohio 43215
---------------------------------------- ------------ ------------------------------------------------------

Symetra Separate Account C               811-08052    Symetra Life Insurance Company
                                                      5069 154th PL NE
                                                      Redmond, WA  98052
---------------------------------------- ------------ ------------------------------------------------------

Symetra Separate Account SL              811-04909    Symetra Life Insurance Company
                                                      5069 154th PL NE
                                                      Redmond, WA  98052
---------------------------------------- ------------ ------------------------------------------------------

Symetra Resource Variable Account B      811-04716    Symetra Life Insurance Company
                                                      5069 154th PL NE
                                                      Redmond, WA  98052
---------------------------------------- ------------ ------------------------------------------------------

The United States Life Insurance         811-09359    United States Life Insurance Company in the City of
Company in the City of New York                       New York
Separate Account USL VL-R                             830 3rd Avenue
                                                      New York, New York 10022
---------------------------------------- ------------ ------------------------------------------------------

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes         [ ]  No

      If Yes, state the date on which the board vote took place: July 30, 2004

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes                [ ] No

If Yes,  state the date on which the  shareholder  vote took place:  December 8,
2004

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes                [ ]  No

(a) If Yes, list the date(s) on which the fund made those distributions:
    December 10, 2004

(b) Were the distributions made on the basis of net assets?

[X]  Yes                [ ]  No

(c) Were the distributions made pro rata based on share ownership?

[X]  Yes                [ ]  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:
Were any distributions to shareholders made in kind?

[ ]  Yes                [ ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
Has the fund issued senior securities?

[ ]  Yes                [ ]  No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[X]  Yes                [ ]  No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]  Yes                [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ]  Yes                [X]  No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ]  Yes                [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes                [X]  No

If Yes,
(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

22.  (a)   List the expenses incurred in connection with the Merger or
Liquidation:

            (i)   Legal expenses:  $159,593

            (ii)  Accounting expenses:  $24,545

            (iii) Other expenses (list and identify separately):
                  Board Fees:  $50,864
                  Proxy Printing, Mailing & Solicitation:  $160,319
                  Other:  $1,568

            (iv)  Total expenses (sum of lines (i) - (iii) above):  $396,889

     (b) How were those expenses allocated?

          The  Funds  did  not  pay  any  of  the  costs   associated  with  the
          reorganizations or the sale of Symetra Asset Management Company's investment management business to Pioneer.

(c) Who paid those expenses?

          At the request of the Board of Trustees, the Funds have not incurred any expenses or paid any costs associated with either the sale of Symetra Asset Management Company's investment management business or the subsequent reorganizations. All expenses including among other things, Board fees, proxy related expenses, legal fees, shareholder meeting or other administrative costs associated with these events are being shared 50% by Symetra Financial Corporation and 50% by Pioneer Investment Management, Inc. pursuant to an agreement between the two parties. The expenses shown in Item 22 (a) are expenses paid solely by Symetra Financial Corporation. Symetra Financial Corporation is the parent company of Symetra Asset Management Company. Symetra Asset Management Company was the investment adviser to the Safeco Resource Series Trust Funds until August 2, 2004, at which time Pioneer Investment Management, Inc. became the investment adviser.

     (d) How did the fund pay for unamortized expenses (if any)?

         Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]  Yes                [X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ]  Yes                [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]  Yes                [X]  No

If Yes, describe the nature and extent of those activities:


VI. Mergers Only

26.     (a)     State the name of the fund surviving the Merger:

         Surviving Fund                                            (Merged Fund)

         Pioneer Bond VCT Portfolio                     (Safeco Bond Portfolio)
         Pioneer Fund VCT Portfolio                     (Safeco Core Equity Portfolio)
         Pioneer Growth Opportunities VCT Portfolio     (Safeco Growth Opportunities Portfolio)
         Pioneer Money Market VCT Portfolio             (Safeco Money Market Portfolio)
         Pioneer Mid Cap Value VCT Portfolio            (Safeco Multi-Cap Core Portfolio)
         Pioneer Small Cap Value II VCT Portfolio       (Safeco Small-Cap Value Portfolio)

        (b) State the Investment Company Act file number of the fund surviving the Merger:

         811-08786

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         811-08786

         DEF N14/A (Proxy Statement), filed on October 26, 2004

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Safeco Resource Series Trust, (ii) he is the President of Safeco Resource Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or knowledge, information and belief.


                                  /s/ Roger F. Harbin
                                  --------------------
                                       Roger F. Harbin